

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

Benjamin Piggott
Chief Executive Officer
EF Hutton Acquisition Corp I
24 Shipyard Drive, Suite 102
Hingham, MA 02043

> **Re: EF Hutton Acquisition Corp I**
> **Registration Statement on Form S-4**
> **Filed June 26, 2023**
> **File No. 333-272914**

Dear Benjamin Piggott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Ownership of the Post-Business Combination Company After the Closing, page 23

1.   Please reconcile for us the ownership interest percentages of ECD Automotive Design, Inc. in the organization chart on page 23 to the ownership percentages in the "Equity Capitalization Summary" table on the same page.

EFHAC's Board of Directors' Reasons for the Approval of the Business Combination, page 63

2.   Please revise the production plan and margin expansion opportunity table on page 63 to label each column.

<u>Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 131</u>

3.   We note that pro forma adjustment (J) reflects the impact of a $35 million PIPE financing. However, your disclosures throughout the filing, including on page 43, indicate that there currently "is no commitment for the proposed additional financing" and that there "is no assurance" that you will enter into subscriptions at the presumed terms "or at all." Please remove the PIPE Financing adjustment from your pro forma financial statements until if and when there are formal agreements in place. Prominently disclose, to the extent applicable, that the redemption scenarios depicted would not meet the conditions necessary for the merger transaction to be consummated.

<u>3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 137</u>

4.   We note your response to prior comment 26 and your disclosure that the pro forma combined statement of operations "does not reflect a provision for income taxes or any amounts that would have resulted had the Combined Company filed consolidated income tax returns during the periods presented." Please disclose and confirm that you have used the separate return method in calculating the pro forma tax provision and tax effects of your pro forma adjustments. Refer to Rule 11-02(b)(5) of Regulation S-X.

<u>Financial Statements - Humble Imports, Inc. d/b/a ECD Auto Design 6. Lease, page F-49</u>

5.   We note your response to prior comment 31 and that the square footage related to the ECD UK lease in Burton Upon Trent, Staffordshire is still blank on page 108. As previously requested, please populate the square footage related to this lease.

<u>General</u>

6.   We note your response to prior comment 43. Please revise to disclose how EF Hutton is assisting EFHAC with the PIPE Financing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing